SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Remark Holdings, Inc.
(Name of Issuer)

Common stock, $0.001 par value per share
(Title of Class of Securities)

75955K102
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 75955K102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MGG Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,401 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.40%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 75955K102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Kevin Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,401 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.40%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 75955K102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Gregory Racz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,182,401 shares of Common Stock issuable upon exercise of Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,401 shares of Common Stock issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.40%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 75955K102	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Remark Holdings, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 3960 Howard Hughes Parkway, Suite 900, Las Vegas NV 89169.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

MGG Investment Group LP ("MGG"), the investment adviser to certain investment funds and/or accounts that hold warrants exercisable into the shares of Common Stock (as defined in Item 2(d) below) reported herein;

(ii) Kevin Griffin ("Mr. Griffin"), the Chief Executive Officer and Chief Investment Officer of MGG; and
(iii) Gregory Racz ("Mr. Racz" and together with Mr. Griffin, the "Principals"), the President and Chief Legal Officer of MGG.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 43rd Floor, New York, NY 10106.

Item 2(c).	CITIZENSHIP:

MGG is a Delaware limited partnership. Each of the Principals is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, $0.001 par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

75955K102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

CUSIP No. 75955K102	13G	Page 6 of 9 Pages

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 27,323,267 shares of Common Stock outstanding as of November 22, 2017, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 8, 2017, and assumes the exercise of the warrants reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

CUSIP No. 75955K102	13G	Page 7 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75955K102	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

MGG INVESTMENT GROUP LP

By: /s/ Gregory Racz
Name: Gregory Racz
Title: President & Chief Legal Officer

/s/ Kevin Griffin
Kevin Griffin

/s/ Gregory Racz
Gregory Racz

CUSIP No. 75955K102	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2018

MGG INVESTMENT GROUP LP

By: /s/ Gregory Racz
Name: Gregory Racz
Title: President & Chief Legal Officer

/s/ Kevin Griffin
Kevin Griffin

/s/ Gregory Racz
Gregory Racz